Exhibit 99.1

TRADING DATA

The following table sets forth all transactions in the Ordinary Shares of the Issuer effected in the last sixty days by the Reporting Person, inclusive of any transactions effected prior to the filing hereof.

Acquirer/Disposer	Trade Date	Transaction Type	Type of Security	Amount of Shares	Price Per Share	Where/How Effected
M&G Investment Management Limited	March 18, 2025	Purchase (1)	Ordinary Shares	959,000	$4.25	New Offering
M&G Investment Management Limited	March 27, 2025	Purchase (2)	Ordinary Shares	329,412	$4.25	New Offering

(1) Acquired pursuant to the March 18, 2025 Purchase Agreement.

(2) Acquired pursuant to the March 26, 2025 Purchase Agreement.